Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186092

PROSPECTUS

Crown Castle International Corp.

(as Issuer)

Offer to Exchange

Up to $1,650,000,000 Principal Amount of

5.25% Senior Notes due 2023

for

a Like Principal Amount of

5.25% Senior Notes due 2023

which have been registered under the Securities Act of 1933

Crown Castle International Corp. (“Crown Castle” or the “Issuer”) is offering to exchange registered 5.25% Senior Notes due 2023, or the “Exchange Notes”, for an equivalent amount of its outstanding, unregistered 5.25% Senior Notes due 2023, or the “Original Notes”. The Original Notes and the Exchange Notes are sometimes referred to in this prospectus together as the “Notes”. The terms of the Exchange Notes are identical to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes do not apply to the Exchange Notes. The Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. This offer is subject to certain customary conditions and will expire at 5:00 p.m., New York City time, on February 28, 2013, unless the Issuer extends such expiration date. The Exchange Notes will not be listed on any securities exchange or any automated dealer quotation system and there is currently no market for the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer (as defined below) must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Crown Castle has agreed that it will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement on Form S-4, to which this prospectus forms a part, became effective and (ii) the date on which each broker-dealer is no longer required to deliver a prospectus in connection with such resales. See “Plan of Distribution”.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of certain factors you should consider in connection with this Exchange Offer. You should carefully review the risks and uncertainties described under “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction or under any circumstances in which such offer or sale is unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Except as otherwise indicated, this prospectus speaks as of the date of this prospectus. Neither the delivery of the prospectus nor any sale of any Notes shall, under any circumstances, create any implication that there have been no changes in our affairs after the date of this prospectus.

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “Crown Castle,” “we,” “our,” “the Company” and “us” refer to Crown Castle International Corp., a Delaware corporation, and its subsidiaries on a consolidated basis.

This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that the information from other sources is accurate or complete. In making an investment decision, you must rely on your own examination of us and the terms of the offering and the Notes, including the merits and risks involved. You should contact us or the initial purchasers with any questions about this offering or for additional information to verify the information contained in this prospectus.

You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes.

You must comply with all applicable laws and regulations in effect in any applicable jurisdiction, and you must obtain, at your sole cost and expense, any consent, approval or permission required by you for the purchase, offer or sale of the Notes under the laws and regulations in effect in the jurisdiction to which you are subject or in which you make such purchase, offer or sale, and we will not have any responsibility therefor.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to this Exchange Offer. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including the exhibits, for further information about the Exchange Notes being offered hereby. Copies of our SEC filings, including the exhibits to the registration statement, are available through us or from the SEC through the SEC’s website or at its facilities described below.

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, and accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available through the investor relations section of our website at http://investor.crowncastle.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and prior to the termination of the Exchange Offer under this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K.

We are “incorporating by reference” into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	our Definitive Proxy Statement filed April 9, 2012; and

•

our Current Reports on Form 8-K filed with the Commission on January 12, 2012, February 3, 2012, February 24, 2012, April 10, 2012, May 25, 2012, October 2, 2012, October 3, 2012 (both Current Reports filed on such date, but in each case with respect to Item 8.01 (and the related Item 9.01) only), October 16, 2012, November 16, 2012, December 3, 2012, December 4, 2012, December 6, 2012, December 12, 2012, December 17, 2012, December 21, 2012, December 28, 2012 and January 11, 2013.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated in this prospectus by reference. You can request copies of such documents if you write or call us at the following

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address or telephone number: Investor Relations, Crown Castle International Corp., 1220 Augusta Drive, Suite 500, Houston, Texas 77057, (713) 570-3000. To obtain timely delivery of any requested information, holders of Original Notes must make any request no later than five business days prior to the expiration of the Exchange Offer.

Any statement in a document all or a portion of which is incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in or incorporated by reference in this prospectus include certain forward-looking statements with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for our stock and other matters. These forward-looking statements, including those relating to future business prospects, revenues and income, wherever they occur in this prospectus or documents incorporated by reference in this prospectus, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth or incorporated by reference in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include those factors described in the section entitled “Risk Factors” beginning on page 7 of this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, and annual, quarterly and other reports and documents we file with the SEC and that are incorporated by reference herein.

Words such as “estimate,” “anticipate,” “project,” “plan,” “intend,” “believe,” “expect,” “likely,” “predict” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the other documents incorporated by reference herein. Readers also should understand that it is not possible to predict or identify all such factors and that the risk factors as listed in our filings should not be considered a complete statement of all potential risks and uncertainties. Readers should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our projections. We undertake no obligation to update any forward-looking statements as a result of future events or developments.

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SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus and may not contain all the information that may be important to you. Accordingly, you should read this entire prospectus and the information incorporated by reference herein, including the financial data and related notes, before making a decision to participate in this Exchange Offer. You may obtain a copy of the documents incorporated by reference by following the instructions in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus. You should pay special attention to the “Risk Factors” sections of this prospectus and the documents incorporated by reference herein to determine whether participating in this Exchange Offer is appropriate for you.

The Business

We own, operate and lease shared wireless infrastructure, including (1) towers and other structures, such as rooftops (collectively, “towers”), (2) distributed antenna systems (“DAS”), a type of small cell (“small cells”), and (3) interests in land under third party towers in various forms, including ground lease-related assets (“third party land interests”). Unless the context otherwise suggests or requires, references herein to “wireless infrastructure” include towers, small cells and third party land interests. As of September 30, 2012, after giving effect to the consummation of our recent acquisition of towers from affiliates of T-Mobile USA, Inc. (the “T-Mobile Transaction”), we owned, leased or managed approximately 31,500 towers, including approximately 29,800 towers in the United States, including Puerto Rico, and approximately 1,700 towers in Australia. Our customers include many of the world’s major wireless communication companies, including Verizon Wireless, AT&T, Sprint Nextel and T-Mobile in the United States and Telstra, Optus and a joint venture between Vodafone and Hutchison in Australia.

Our core business is providing access to our towers, small cells and, to a lesser extent, third party land interests (collectively, our “site rental business”) under long-term contracts in various forms, including license, sublease and lease agreements (collectively, “contracts”). Our wireless infrastructure can accommodate multiple customers for antennas and other equipment necessary for the transmission of signals for wireless communication devices. Our site rental revenues are derived from our site rental business, which we are seeking to grow by adding more tenants on our wireless infrastructure. Revenues derived from our site rental business represented approximately 91% of our 2011 consolidated revenues and approximately 88% of our consolidated revenues for the nine months ended September 30, 2012.

We also provide certain network services relating to our wireless infrastructure, consisting of installation services and site development services relating to existing and new antenna installations on our wireless infrastructure.

Our principal executive offices are located at 1220 Augusta Drive, Suite 500, Houston, Texas 77057, and our telephone number is (713) 570-3000. Our website homepage on the Internet is www.crowncastle.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus.

Summary of the Terms of the Exchange Offer

Background	On October 15, 2012, we completed a private placement of $1,650,000,000 aggregate principal amount of the Original Notes. In connection with the private placement, we entered into a registration rights agreement (the “Registration Rights Agreement”) in which we agreed, among other things, to complete an exchange offer (the “Exchange Offer”).

The Exchange Offer	We are offering to exchange our Exchange Notes which have been registered under the Securities Act for a like principal amount of our outstanding, unregistered Original Notes. Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. See “The Exchange Offer—Terms of the Exchange”.

Resale of Exchange Notes	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the Exchange Notes in the ordinary course of your business;

•

you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the Exchange Notes to be issued in this Exchange Offer; and

•	you are not our “affiliate” of ours as defined under Rule 405 of the Securities Act.

We do not intend to apply for listing of the Exchange Notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the Exchange Offer or, if developed, that such market will be sustained or as to the liquidity of any market.

By tendering your Original Notes as described in “The Exchange Offer—Procedures for Tendering,” you will be making representations to this effect. If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters referred to above and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes.

We base our belief on interpretations by the SEC staff in no-action letters issued to other issuers in exchange offers like ours. We cannot guarantee that the SEC will make a similar decision about our Exchange Offer. If our belief is wrong, you could incur liability under the Securities Act. We will not protect you against any loss incurred as a result of this liability under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes during the period ending on the earlier of (i) 180 days from the date on which the registration statement on Form S-4, to which this prospectus forms a part, became effective and (ii) the date on which such broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. See “Plan of Distribution”.

Consequences If You Do Not Exchange Your Original Notes	Original Notes that are not tendered in the Exchange Offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such Original Notes unless:

•	you are able to rely on an exemption from the requirements of the Securities Act; or

•	the Original Notes are registered under the Securities Act.

After the Exchange Offer is closed, we will no longer have an obligation to register the Original Notes, except under limited circumstances. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for any remaining Original Notes will be adversely affected. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid”.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on February 28, 2013, unless we extend the Exchange Offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments”.

Issuance of Exchange Notes	We will issue Exchange Notes in exchange for Original Notes tendered and accepted in the Exchange Offer promptly following the Expiration Date (unless amended as described in this prospectus). See “The Exchange Offer—Terms of the Exchange”.

Certain Conditions to the Exchange Offer	The Exchange Offer is subject to certain customary conditions, which we may amend or waive. The Exchange Offer is not conditioned upon any minimum principal amount of outstanding Original Notes being tendered. See “The Exchange Offer—Conditions to the Exchange Offer”.

Special Procedures for Beneficial Holders	If you beneficially own Original Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the Exchange Offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the Exchange Offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time. See “The Exchange Offer—Procedures for Tendering”.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal of Tenders”.

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the Exchange Offer. The expenses of the Exchange Offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles (“GAAP”). See “The Exchange Offer—Accounting Treatment”.

U.S. Federal Income Tax Consequences	The exchange pursuant to the Exchange Offer generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations”.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of Exchange Notes in connection with the Exchange Offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as exchange agent in connection with the Exchange Offer. The address and telephone number of the exchange agent are set forth under “The Exchange Offer—Exchange Agent”. The Bank of New York Mellon Trust Company, N.A., is also the trustee under the indenture governing the Notes.

Summary of the Terms of the Exchange Notes

The following summary contains basic information about the Notes (including the Exchange Notes), and is not intended to be complete. For a more complete understanding of the Notes, please refer to the section entitled “Description of Notes” in this prospectus. Other than the restrictions on transfer and registration rights and additional interest provisions, the Exchange Notes will have the same financial terms and covenants as the Original Notes, which are summarized as follows:

Issuer	Crown Castle International Corp.

Guarantees	None.

Securities Offered	$1,650,000,000 principal amount of 5.25% Senior Notes due 2023.

Maturity	January 15, 2023.

Interest Rate and Payment Dates	The Notes will have an interest rate of 5.25% per annum, payable in cash on January 15 and July 15 of each year, commencing July 15, 2013.

Optional Redemption	We may redeem some or all of the Notes at any time at 100% of their principal amount, together with accrued and unpaid interest, if any, plus a specified “make-whole” premium described under “Description of Notes—Optional Redemption”. In addition, before January 15, 2016, we may redeem up to 35% of the Notes with the proceeds of certain equity offerings at the price listed under “Description of Notes—Optional Redemption”.

Ranking	The Notes constitute our senior debt and rank equally in right of payment with all of our existing and future senior debt (including the Original Notes), but will be effectively junior in right of payment to the extent of assets securing our other senior debt. Substantially all of our significant assets are the capital stock of our subsidiaries and the Notes will not be guaranteed by our subsidiaries. As a result, the Notes will be structurally subordinated to all debt and other liabilities of our subsidiaries, including borrowings under their credit facilities. As of September 30, 2012, as adjusted to give effect to the closing of the T-Mobile Transaction and the revolver borrowings related thereto, as well as our recent refinancing transactions and related tender offers and redemptions, our subsidiaries had approximately $8.9 billion of outstanding indebtedness and had an additional $247 million of unused borrowing availability under our revolving credit facility.

Mandatory Offer to Repurchase	If we sell certain assets, or experience specific kinds of changes of control, we must offer to repurchase the Notes at the price listed under “Description of Notes—Repurchase at the Option of Holders”.

Certain Covenants	The indenture governing the Notes contains covenants restricting our ability, among other things, to:

•	borrow money or issue preferred stock;

•	pay dividends on or repurchase capital stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell assets or merge with or into other companies.

The covenants are subject to a number of exceptions and qualifications. In addition, if the Notes are assigned an investment grade rating by Moody’s and Standard & Poor’s and no default or event of default has occurred or is continuing, certain covenants relating to the Notes will be suspended. If either rating on the Notes should subsequently decline to below investment grade, the suspended covenants would be reinstituted. For more details, see “Description of Notes—Certain Covenants”.

No Public Trading Market	The Notes will not be listed on any national securities exchange or any automated dealer quotation system and there is currently no market for the Notes. Accordingly, there can be no assurances that an active market for the Notes will develop upon the completion of the Exchange Offer or, if developed, that such market will be sustained, or as to the liquidity of any such market.

Use of Proceeds	We will not receive any proceeds from the Exchange Offer. See “Use of Proceeds”.

Trustee, Registrar and Transfer Agent	The Bank of New York Mellon Trust Company, N.A.

Risk Factors

See “Risk Factors” beginning on page 7 of this prospectus for a discussion of factors to which you should refer and carefully consider prior to participating in this Exchange Offer.

RISK FACTORS

Investing in the Notes involves risks. Before participating in this Exchange Offer, you should carefully consider the specific factors discussed below, together with all the other information contained in this prospectus or the documents incorporated by reference herein. For a further discussion of the risks, uncertainties and assumptions relating to our business, please see the discussion under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011, as updated by our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, and annual, quarterly and other reports and documents we file with the SEC, which are incorporated by reference in this prospectus. The risks described below or in such incorporated documents are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In such a case, you may lose all or part of your investment in the Notes.

Risks Relating to the Exchange Offer

If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.

Original Notes that you do not tender or that we do not accept will, following the Exchange Offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. We will issue Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering”. These procedures and conditions include timely receipt by the Exchange Agent of such Original Notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from the Depository Trust Company (“DTC”)).

Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the market for any Original Notes remaining after the completion of the Exchange Offer will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of the Original Notes outstanding. In addition, following the Exchange Offer, if you do not tender your Original Notes you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

If you are a broker-dealer, your ability to transfer the Exchange Notes may be restricted.

A broker-dealer that acquired the Original Notes for its own account as a result of market-making activities or other trading activities must comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.

If an active trading market does not develop for the Exchange Notes, you may be unable to sell the Exchange Notes or to sell them at a price you deem sufficient.

The Exchange Notes are a new issue of securities for which there is currently no public trading market. We do not intend to list the Exchange Notes on any national securities exchange or automated quotation system. Accordingly, there can be no assurances that an active market will develop upon completion of the Exchange Offer or, if it develops, that such market will be sustained, or as to the liquidity of any such market. If an active market does not develop or is not sustained, the market price and the liquidity of the Exchange Notes may be adversely affected. In addition, the liquidity of the trading market for the Exchange Notes, if it develops, and the market price quoted for the Exchange Notes, may be adversely affected by changes in the overall market for those securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Risks Relating to the Notes and Our Debt Structure

We are a holding company. Holders of the Notes are effectively subordinated to all our subsidiaries’ indebtedness and obligations, and the Notes are unsecured obligations.

We conduct all of our operations through our subsidiaries. Accordingly, our only source of cash to pay interest and principal on our outstanding indebtedness is distributions relating to our ownership interests in our subsidiaries from the net earnings and cash flow generated by such subsidiaries or from proceeds of debt or equity offerings. Earnings and cash flow generated by our subsidiaries are first applied by such subsidiaries to conduct their operations, including the service of their respective debt obligations under our subsidiaries’ Senior Secured Tower Revenue Notes, 2.381% Senior Secured Notes due 2017, 3.849% Senior Secured Notes due 2023, Senior Secured Series 2009-1 notes, which we refer to as the Series 2009-1 notes, Series 2010-1 WCP notes, which we refer to as the WCP notes, revolving credit facility and term loans, as the case may be, after which any excess cash flow generally may be paid to us, in the absence of any special conditions such as a continuing event of default. However, our subsidiaries are legally distinct from us and, unless they guarantee such debt, have no obligation to pay amounts due on our debt or to make funds available to us for such payment.

The Notes are structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries. The indenture governing the Notes, subject to some limitations, permits our subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by those subsidiaries. In addition, the indenture governing the Notes does not limit the ability of such subsidiaries to grant liens on their assets to secure their indebtedness. The indenture governing the Notes also does not restrict our ability to refinance indebtedness of Crown Castle International Corp. with indebtedness of one of its subsidiaries to the extent it could otherwise incur such indebtedness. As of September 30, 2012, as adjusted to give effect to the closing of the T-Mobile Transaction and the revolver borrowings related thereto, as well as our recent refinancing transactions and related tender offers and redemptions, our subsidiaries had approximately $8.9 billion of outstanding indebtedness and had an additional $247 million of unused borrowing availability under our revolving credit facility, all of which was secured and would be structurally senior to the Notes. Under the terms of our subsidiary debt, the ability of certain of our subsidiaries to pay dividends or make distributions to us may be materially restricted.

There can be no assurance that our subsidiaries will generate sufficient cash flow to meet their respective obligations under the applicable debt instruments, nor can we give assurance that excess cash flow, if any, of our subsidiaries will be available for payment to us or sufficient to satisfy our debt obligations, including interest and principal payments on the Notes. For example, the terms of our Senior Secured Tower Revenue Notes, Series 2009-1 notes and WCP notes place restrictions on the ability of the subsidiaries that are the issuers of such debt to pay excess cash flow to us if a specified debt service coverage ratio (as defined in the applicable governing agreement) as of the end of any calendar quarter falls below a certain level. In addition, the WCP notes also place restrictions on the ability of the subsidiaries that are the issuers of such debt to pay excess cash flow to us if a Non-Performing Wireless Site Contract Ratio (as defined in the applicable governing agreement) exceeds a certain level. In addition, in the event we do not repay our Senior Secured Tower Revenue Notes by their respective anticipated repayment dates in 2015, 2017 and 2020, then substantially all the cash flow of the issuers of such notes must be applied to make principal payments on the Senior Secured Tower Revenue Notes. In addition, in the event we do not repay the WCP notes by their respective rapid amortization dates in 2017, then substantially all the cash flow of the issuers of such WCP notes must be applied to make principal payments on the WCP notes. Scheduled principal payments on the Series 2009-1 notes, Class A-1, are payable on each monthly payment date until August 2019, and beginning in September 2019, scheduled principal payments on the Series 2009-1 notes, Class A-2, will be payable on each monthly payment date until August 2029.

The senior credit facilities are secured by assets of Crown Castle. The Notes are unsecured obligations of Crown Castle International Corp., which is a holding company. Accordingly, even if an event of default exists under the indenture governing the Notes, our secured lenders could foreclose on our assets and those of our subsidiaries in which they have been granted a security interest, in each case to the exclusion of any holder of the Notes.

Our substantial level of indebtedness could adversely affect our ability to react to changes in our business, and the terms of our debt instruments limit our ability to take a number of actions that our management might otherwise believe to be in our best interests. In addition, if we fail to comply with our covenants, our debt could be accelerated.

As a result of our substantial indebtedness:

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund discretionary investments and other general corporate requirements or to refinance our existing indebtedness;

•	we may have more difficulty satisfying our obligations with respect to the Notes;

•

we are or will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, thereby reducing the available cash flows to fund other projects, including certain discretionary investments;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our industry with less debt;

•	we may be required to issue equity securities or securities convertible into equity or sell some of our assets, possibly on unfavorable terms, in order to meet payment obligations; and

•	we may be limited in our ability to take advantage of strategic business opportunities, including wireless infrastructure development and mergers and acquisitions.

Currently we have debt instruments in place that limit in certain circumstances our ability to incur indebtedness, pay dividends, create liens, sell assets and engage in certain mergers and acquisitions. Our subsidiaries, under their debt instruments, are also required to maintain specific financial ratios. Our ability to comply with the financial ratio covenants under these instruments and to satisfy our debt obligations will depend on our future operating performance. If we fail to comply with the debt restrictions, we will be in default under those instruments, which in some cases would cause the maturity of a substantial portion of our long-term indebtedness, including the Notes, to be accelerated. If our operating subsidiaries were to default on their debt, the trustee under certain series of our notes or the collateral agent under our revolving credit and term loan facilities could seek to foreclose on the collateral securing such debt, in which case we could lose the wireless infrastructure and the revenues associated with the wireless infrastructure.

We have a substantial amount of indebtedness. In the event we do not repay or refinance such indebtedness, we could face substantial liquidity issues and might be required to issue equity securities or securities convertible into equity securities, or sell some of our assets to meet our debt payment obligations.

We have a substantial amount of indebtedness. As of September 30, 2012, as adjusted to give effect to the closing of the T-Mobile Transaction and the revolver borrowings related thereto, the offering of the Notes, and our recent refinancing transactions and related tender offers and redemptions, our consolidated indebtedness was approximately $11.0 billion. There can be no assurances we will be able to refinance our indebtedness on commercially reasonable terms, or terms, including with respect to interest rates, as favorable as our current debt, or at all.

Economic conditions and the credit markets continue to experience a period of volatility, uncertainty and weakness due to, among other things, the impact of uncertainty around European sovereign debt. Any renewed financial turmoil, worsening credit environment, European sovereign debt crisis, weakening of the general economy or further uncertainty could impact the availability and cost of debt financing, including with respect to any refinancing of the obligations described above and on our ability to draw the full amount of our $1.5 billion revolving credit facility.

If we are unable to refinance or renegotiate our debt, we cannot guarantee that we will be able to generate enough cash flows from operations or that we will be able to obtain enough capital to service our debt or fund our planned capital expenditures. In such an event, we could face substantial liquidity issues and might be required to issue equity securities or securities convertible into equity securities, or sell some of our assets to meet our debt payment obligations. Failure to refinance indebtedness when required could result in a default under such indebtedness and materially restrict our ability to pay amounts due on the Notes. Assuming we meet certain financial ratios, we have the ability under our debt instruments to incur additional indebtedness, and any additional indebtedness we incur could exacerbate the risks described above.

We may not be able to purchase the Notes upon a change of control, which would result in a default under the indenture governing the Notes and would adversely affect our business and financial condition.

Upon the occurrence of specific events, each holder of the Notes will have the right to require us to repurchase all or any part of such holder’s Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the purchase date. We may not have sufficient funds available to make any required repurchases of the Notes, and we may be unable to receive distributions or advances from our subsidiaries in the future sufficient to meet such repurchase obligation. In addition, a change of control may also accelerate obligations to repurchase amounts outstanding under our and our subsidiaries’ indebtedness and require us (or our subsidiaries), among other things, to make similar offerings in respect of our and their outstanding indebtedness. In addition, restrictions under future debt instruments may not permit us to repurchase the Notes. If we fail to repurchase Notes in that circumstance, we will be in default under the indenture governing the Notes. See “Description of Notes—Repurchase at the Option of Holders”.

If the Notes are rated investment grade at any time by both Standard & Poor’s and Moody’s, certain covenants contained in the indenture will be suspended, and the holders of the Notes will lose the protection of those covenants.

The indenture governing the Notes contains certain covenants that will be suspended and cease to have any effect during such time from and after the first date when the Notes are rated investment grade by both Standard & Poor’s and Moody’s. See “Description of Notes—Certain Covenants—Changes in Covenants When Notes Rated Investment Grade”. These covenants restrict, among other things, our use of proceeds from asset sales, our ability to pay dividends, incur additional debt and enter into certain types of transactions, including transactions with affiliates. Because these restrictions would not apply to the Notes at any time that the Notes are rated investment grade, the terms of the Notes would not be able to prevent us from incurring substantial additional debt. However, there can be no assurance that the Notes will achieve an investment grade rating or that, if achieved, any such rating would be maintained. If, after these covenants are suspended, either Standard & Poor’s or Moody’s were to downgrade its rating of such Notes to a non-investment grade level, the covenants would be reinstated and the holders of the Notes would again have the protection of these covenants. However, any indebtedness incurred or other transactions entered into during such time as the Notes were rated investment grade would be permitted to remain in effect.

Under U.S. federal and state fraudulent transfer or conveyance statutes, a court could void our obligations or take other actions detrimental to the holders of the Notes.

The issuance of the Notes may be subject to review under U.S. bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws if a bankruptcy case or lawsuit is commenced by or against us or if a lawsuit is commenced against us by unpaid creditors. Under these laws, if a court were to find in such a bankruptcy or reorganization case or lawsuit that, at the time we issued the Notes, we:

(1)	issued the Notes with the intent to delay, hinder or defraud present or future creditors; or

(2)	(a) received less than reasonably equivalent value or fair consideration for issuing the Notes; and

(b)	at the time we issued the Notes:

(i)	were insolvent or rendered insolvent by reason of issuing the Notes;

(ii)	were engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our businesses; or

(iii)	intended to incur, or believed or reasonably should have believed that we would incur, debts beyond our ability to pay such debts as they matured or became due;

then, in either case, a court of competent jurisdiction could (1) void, in whole or in part, the Notes and direct the repayment of any amounts paid thereunder to our other creditors, (2) subordinate the Notes to our other debt or (3) take other actions detrimental to the holders of the Notes.

The measure of insolvency will vary depending upon the law applied in the case. Generally, however, a person would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured. An entity may be presumed to be insolvent if it is not paying its debts as they became due.

We cannot predict:

•

what standard a court would apply in order to determine whether we were insolvent as of the date we issued the Notes or whether, regardless of the method of valuation, a court would determine that we were insolvent on that date; or

•	whether a court would determine that the payments constituted fraudulent transfers or conveyances on other grounds.

In addition, under U.S. federal bankruptcy law, if a bankruptcy case were initiated by or against us within 90 days after a payment by us with respect to the Notes, if we were insolvent at the time of such payment and if certain other conditions were met, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment to us for distribution to other creditors. Certain states have enacted similar insolvency statutes with varying periods and other provisions.

USE OF PROCEEDS

This Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement entered into in connection with the issuance of the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer.

In consideration for issuing the Exchange Notes as contemplated by this prospectus, we will receive the Original Notes in like principal amount. The Original Notes surrendered and exchanged for the Exchange Notes will be retired and canceled and cannot be reissued.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges, the excess (deficiency) of our earnings to cover fixed charges, our ratio of earnings to combined fixed charges and preferred stock dividends and the excess (deficiency) of our earnings to cover combined fixed charges and preferred stock dividends for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(dollars in thousands)
Ratio of Earnings to Fixed Charges	—	—	—	—	1.3	1.3	1.3
(Deficiency) Excess of Earnings to Cover Fixed Charges	$(318,409)	$(153,219)	$(190,523)	$(338,105)	$179,542	$130,173	$179,230
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Losses on Purchases of Preferred Stock	—	—	—	—	1.2	1.2	1.3
(Deficiency) Excess of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends and Losses on Purchases of Preferred Stock	$(339,214)	$(174,025)	$(211,329)	$(358,911)	$156,602	$112,229	$176,601

For purposes of computing the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, the interest component of operating lease expense, amortization of deferred financing costs and dividends on preferred stock.

SELECTED FINANCIAL DATA

The following consolidated selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and the consolidated financial statements and related notes of Crown Castle incorporated by reference herein. The consolidated selected financial data as of December 31, 2007, December 21, 2008, December 31, 2009, December 31, 2010 and December 31, 2011 and for the fiscal years then ended were derived from the audited consolidated financial statements and notes thereto of Crown Castle. The consolidated selected financial data as of September 30, 2011 and September 30, 2012 and the fiscal quarters then ended were derived from the unaudited condensed consolidated financial statements of Crown Castle, which contain all normal recurring adjustments necessary, in the opinion of management, to summarize the financial position and results of operations for the periods presented. You should not regard the results of operations for the fiscal quarter ended September 30, 2012, to be indicative of the results that may be expected for the full fiscal year.

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
	(In thousands of dollars, except per share amounts)					(unaudited)
Statement of Operations Data:
Net revenues:
Site rental	$1,853,550	$1,700,761	$1,543,192	$1,402,559	$1,286,468	$1,553,878	$1,382,219
Network services and other	179,179	177,897	142,215	123,945	99,018	204,715	131,039

Net revenues	2,032,729	1,878,658	1,685,407	1,526,504	1,385,486	1,758,593	1,513,258

Operating expenses:
Costs of operations(a):
Site rental	481,398	467,136	456,560	456,123	443,342	389,756	361,317
Network services and other	106,987	114,241	92,808	82,452	65,742	121,812	78,213

Total costs of operations	588,385	581,377	549,368	538,575	509,084	511,568	439,530

General and administrative	173,493	165,356	153,072	149,586	142,846	153,941	128,925
Restructuring charges (credits)	—	—	—	—	3,191	—	—
Asset write-down charges(b)	22,285	13,687	19,237	16,888	65,515	8,250	13,696
Acquisition and integration costs	3,310	2,102	—	2,504	25,418	12,112	1,661
Depreciation, amortization and accretion	552,951	540,771	529,739	526,442	539,904	446,749	413,987

Operating income (loss)	692,305	575,365	433,991	292,509	99,528	625,973	515,459
Interest expense and amortization of deferred financing costs(c)	(507,587)	(490,269)	(445,882)	(354,114)	(350,259)	(427,361)	(380,288)
Impairment of available-for-sale securities(d)	(4,216)	—	—	(55,869)	(75,623)	—	—
Gains (losses) on retirement of long-term obligations(c)	—	(138,367)	(91,079)	42	—	(14,586)	—
Net gain (loss) on interest rate swaps(e)	—	(286,435)	(92,966)	(37,888)	—	—	—
Interest income	666	2,204	2,967	8,336	14,172	1,027	554
Other income (expense)	(1,361)	(603)	2,446	(6,235)	(4,821)	(3,958)	(5,441)

Income (loss) before income taxes	179,807	(338,105)	(190,523)	(153,219)	(317,003)	181,095	130,284
Benefit (provision) for income taxes(f)	(8,347)	26,846	76,400	104,361	94,039	29,437	(7,763)

Net income (loss)(g)	171,460	(311,259)	(114,123)	(48,858)	(222,964)	210,532	122,521
Less: Net income (loss) attributable to the noncontrolling interest	383	(319)	209	—	(151)	2,443	355

Net income (loss) attributable to CCIC stockholders	171,077	(310,940)	(114,332)	(48,858)	(222,813)	208,089	122,166
Dividends on preferred stock and losses on purchases of preferred stock	(22,940)	(20,806)	(20,806)	(20,806)	(20,805)	(2,629)	(17,944)

Net income (loss) attributable to CCIC stockholders after deduction of dividends on preferred stock and losses on purchases of preferred stock	$148,137	$(331,746)	$(135,138)	$(69,664)	$(243,618)	$205,460	$104,222
Net income (loss) attributable to CCIC common stockholders, after deduction of dividends on preferred stock and losses of purchases of preferred stock, per common share:
Basic	$0.52	$(1.16)	$(0.47)	$(0.25)	$(0.87)	$0.71	$0.37
Diluted	0.52	(1.16)	(0.47)	(0.25)	(0.87)	0.71	0.36
Weighted-average common shares outstanding (in thousands):
Basic	283,821	286,764	286,622	282,007	279,937	288,775	284,770
Diluted	285,947	286,764	286,622	282,007	279,937	290,527	286,868

	Years Ended December 31,					Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2012	2011
	(In thousands of dollars, except per share amounts)					(unaudited)
Other Data:
Summary cash flow information:
Net cash provided by (used for) operating activities	$643,454	$603,430	$571,256	$513,001	$350,355	$524,458	$455,274
Net cash provided by (used for) investing activities	(399,865)	(390,949)	(172,145)	(476,613)	(791,448)	(1,518,380)	(297,489)
Net cash provided by (used for) financing activities	(275,712)	(866,624)	214,396	47,717	(77,782)	1,030,987	(195,516)
Ratio of earnings to fixed charges(h)	1.3	—	—	—	—	1.3	1.3
Balance Sheet Data (at period end):
Cash and cash equivalents	$80,120	$112,531	$766,146	$155,219	$75,245	$118,903	$75,524
Property and equipment, net	4,861,227	4,893,651	4,895,983	5,060,126	5,051,055	5,380,541	4,864,400
Total assets	10,545,096	10,469,529	10,956,606	10,361,722	10,488,133	12,736,419	10,443,215
Total debt and other long-term obligations(c)	6,885,699	6,778,894	6,579,150	6,102,189	6,072,103	8,383,164	6,936,686
Total CCIC stockholders’ equity	2,386,245	2,445,373	2,936,241	2,715,865	3,166,911	2,940,077	2,313,062

(a)	Exclusive of depreciation, amortization and accretion shown separately.

(b)	2007 is inclusive of $57.6 million related to the write-off of substantially all of the assets other than the Spectrum (as defined in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference into this prospectus) from our former mobile television business. For 2012, 2011, 2010, 2009 and 2008, the asset write-down charges relate predominately to the abandonment or disposal of wireless infrastructure and the write-off of site acquisition and permitting costs for wireless infrastructure that was not completed. See note 17 to our consolidated financial statements.

(c)	Over the last five years, we have used debt to refinance other debt and fund discretionary investments such as acquisitions and purchases of common stock. We maintain debt leverage at levels that we believe optimize our weighted-average cost of capital. The following is a discussion of our debt activity for each of the last five years. See also “Item 7. MD&A—Liquidity and Capital Resources—Contractual Cash Obligations” and notes 6 and 20 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference into this prospectus, for additional information regarding our debt, including the January 2012 refinancing.

•

During 2012, we issued $5.3 billion face value of debt, and purchased and repaid $2.1 billion face value of debt. These refinancings extended the maturities of our debt portfolio and decreased our weighted-average cost of debt. We incurred losses on the purchase and repayment of this debt.

•

During 2010 and 2009, we issued $3.5 billion and $2.9 billion face value of debt, respectively, and purchased and repaid $3.4 billion and $2.4 billion face value of debt, respectfully. These refinancings extended the maturities of our debt portfolio and increased our weighted-average cost of debt. We incurred losses on the purchase and repayment of this debt.

•

During 2007, $1.8 billion of mortgage loans remained outstanding as a result of the merger of Global Signal with and into a subsidiary of ours (“Global Signal Merger”). We borrowed an aggregate of $725.0 million of term and revolving loans and predominately used the proceeds to purchase common stock.

(d)	In 2011, 2008 and 2007, we recorded impairment charges related to an other-than-temporary decline in the value of our investment in FiberTower Corporation.

(e)	The 2010 and 2009 amounts are predominately losses on various interest rate swaps that no longer qualified for hedge accounting and included swaps that were no longer economic hedges. The 2008 amount predominately represents losses on our former interest rate swaps with a subsidiary of Lehman Brothers Holdings Inc. that no longer qualified for hedge accounting. As of December 31, 2011, we had no interest rate swaps outstanding.

(f)	As a result of (1) the NextG Acquisition (as defined in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference into this prospectus) and (2) our determination that we are more likely than not to realize deferred tax assets as a result of our recent historical trends of taxable income as well as future anticipated income, we reversed a total of $90.1 million of federal and state valuation allowances to the benefit (provision) for income taxes during the nine months ended September 30, 2012. As a result of a deferred tax liability recorded in connection with the Global Signal Merger, we recorded partial tax benefits for our losses in 2010 and full tax benefits for all of 2009, 2008 and 2007. 2008 includes tax benefits of $74.9 million resulting from the completion of the Internal Revenue Service (“IRS”) examination of our federal tax return for 2004. See note 9 to our consolidated financial statements regarding our tax position as of and for the years ended December 31, 2011 and 2010 and our ability to recognize tax benefits in the future.

(g)	No cash dividends on our common stock were declared or paid in 2012, 2011, 2010, 2009, 2008 or 2007.

(h)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense, the interest component of operating leases, amortization of deferred financing costs and dividends on preferred stock classified as liabilities. For 2010, 2009, 2008 and 2007 earnings were insufficient to cover fixed charges by $338.1 million, $190.5 million, $153.2 million and $318.4 million, respectively.

DESCRIPTION OF NOTES

General

You can find the definitions of certain terms used in the following summary under the subheading “—Certain Definitions”. In this summary, the word “CCIC” refers only to Crown Castle International Corp. and not to any of its Subsidiaries.

CCIC issued the Original Notes and will issue the Exchange Notes under an indenture dated as of October 15, 2012, between itself and The Bank of New York Mellon Trust Company, N.A., as trustee.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture, because it, and not this description, defines your rights as Holders of the notes. You may request copies of the indenture at our address set forth under the heading “Incorporation by Reference” in this prospectus. A copy of the indenture will be available upon request to the Company.

Unless the context otherwise requires, references to “notes” in this “Description of Notes” include the Original Notes, which were not registered under the Securities Act, and the Exchange Notes offered hereby, which have been registered under the Securities Act. The Exchange Notes will be treated as part of the same class and series as the Original Notes and the terms of the Exchange Notes are identical to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes do not apply to the Exchange Notes.

Brief Description of the Notes

The notes:

•	are general obligations of CCIC;

•	rank equally with all existing and future senior debt of CCIC;

•	effectively rank junior to all liabilities (including trade payables) of each Subsidiary;

•	accrue interest from the date they are issued at a rate of 5.25% which is payable semiannually, commencing July 15, 2013; and

•	mature on January 15, 2023.

CCIC has covenanted that it will offer to repurchase notes under the circumstances described in the indenture upon:

•	a Change of Control of CCIC; or

•	an Asset Sale by CCIC or any of its Restricted Subsidiaries.

The indenture also contains covenants with respect to the following:

•	Restricted Payments;

•	incurrence of indebtedness and issuance of preferred stock;

•	Liens;

•	dividend and other payment restrictions affecting Subsidiaries;

•	merger, consolidation or sale of assets;

•	transactions with Affiliates;

•	sale and leaseback transactions;

•	limitation on issuances of Guarantees of Indebtedness;

•	business activities; and

•	reports.

In addition, certain covenants will be suspended during any period in which the notes have an investment grade rating from Moody’s and Standard & Poor’s.

The operations of CCIC are conducted through its Subsidiaries and, therefore, CCIC depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. CCIC’s Subsidiaries are not and will not be guarantors of the notes, and the notes are effectively subordinated to all Indebtedness, including all borrowings under our Senior Credit Facility, our Tower Cash Flow Facilities and other liabilities and commitments, including trade payables and lease obligations, of CCIC’s Subsidiaries. Any right of CCIC to receive assets of any of its Subsidiaries upon the liquidation or reorganization of the Subsidiaries, and the consequent right of the Holders of the notes to participate in those assets, will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that CCIC is itself recognized as a creditor of such Subsidiary. If CCIC is recognized as a creditor of such Subsidiary, the claims of CCIC would still be subordinate in right of payment to any security interest in the assets of that Subsidiary and any indebtedness of that Subsidiary senior to that held by CCIC. As of September 30, 2012, as adjusted to give effect to the closing of the T-Mobile Transaction and the revolver borrowings related thereto, as well as our recent refinancing transactions and related tender offers and redemptions, CCIC’s Subsidiaries had approximately $8.9 billion of indebtedness outstanding, all of which was secured, as well as an additional $247 million of unused revolving borrowing availability under the Senior Credit Facility. The provisions of our Senior Credit Facility and our Tower Cash Flow Facilities contain restrictions on the ability of those Subsidiaries to dividend or distribute cash flow or assets to CCIC. See “Risk Factors—Risks Relating to the Notes and Our Debt Structure—We are a holding company. Holders of the Notes are effectively subordinated to all our subsidiaries’ indebtedness and obligations, and the Notes are unsecured obligations”.

As of the date of the indenture, all of CCIC’s Subsidiaries were Restricted Subsidiaries other than Crown Castle Investment Corp. and its Subsidiaries. CCIC’s Subsidiaries do not and will not Guarantee the notes.

However, under certain circumstances, CCIC will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries generally are not subject to the restrictive covenants set forth in the indenture.

Principal, Maturity and Interest

The notes initially were limited in aggregate principal amount to $1.65 billion and will mature on January 15, 2023. The indenture governing the notes allows CCIC to issue an unlimited principal amount of notes in addition to the notes originally issued thereunder. The issuance of any of those additional notes will be subject to CCIC’s ability to incur Indebtedness under the covenant described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and similar restrictions in the instruments governing CCIC’s other Indebtedness. Any such additional notes will be treated as part of the same class and series as the Original Notes for purposes of voting under the indenture. CCIC will issue the notes in denominations of $2,000 and integral multiples of $1,000 thereafter.

Interest on the notes will accrue at the rate of 5.25% per annum and will be payable in U.S. Dollars semiannually in arrears on January 15 and July 15, commencing on July 15, 2013. CCIC will make each interest payment to Holders of record on the immediately preceding January 1 and July 1.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of the indenture. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to CCIC, CCIC will make all payments of principal, premium and interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless CCIC elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee under the indenture will initially act as the paying agent and registrar for the notes. CCIC may change the paying agent or registrar under the indenture without prior notice to the Holders of the notes, and CCIC or any of its Subsidiaries may act as paying agent or registrar under the indenture.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. CCIC is not required to transfer or exchange any notes selected for redemption. Also, CCIC is not required to transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

At CCIC’s option, we may redeem the notes at any time in whole or in part. If we elect to redeem the notes, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to but excluding the redemption date:

•	100% of the aggregate principal amount of the notes to be redeemed or

•	the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points.

The following terms are relevant to the determination of the redemption price. “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. LLC, or their respective successors as may be appointed from time to time by us; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), we will substitute another primary treasury dealer.

“Comparable Treasury Price” means (1) the arithmetic average of the Reference Treasury Dealer Quotations for the redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee is given fewer than four Reference Treasury Dealer Quotations, the arithmetic average of all Reference Treasury Dealer Quotations for such redemption date.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealer” means Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. LLC, or two other primary treasury dealers selected by us, and each of their respective successors and any other primary treasury dealers selected by us.

“Remaining Scheduled Payments” means, with respect to any note to be redeemed, the remaining scheduled payments of the principal and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

During the period on or prior to January 15, 2016, CCIC may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.25% of the principal amount of the notes to be redeemed on the redemption date with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of the notes remains outstanding immediately after the occurrence of such redemption, excluding notes held by CCIC or any of its Subsidiaries; and

(2)	the redemption occurs within 120 days of the date of the closing of the Equity Offering.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee under the indenture will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

No notes of $2,000 of principal amount at maturity or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount of that note to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note presented for redemption will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption, subject to any condition included in such notice of redemption, become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require CCIC to repurchase all or any part, equal to $2,000 or an integral multiple of $1,000, of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”). The offer price in any Change of Control Offer will be payable in cash and will be 101% of the aggregate principal amount of any notes repurchased plus accrued and unpaid interest on the notes, if any (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, CCIC will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice (the “Change of Control Payment Date”). The Change of Control Payment Date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

On the Change of Control Payment Date, CCIC will, to the extent lawful:

(1)	accept for payment all notes or portions of the notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of the notes being purchased by CCIC.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that the new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. CCIC will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent those laws and regulations are applicable to any Change of Control Offer. If the provisions of any of the applicable securities laws or securities regulations conflict with the provisions of the covenant described above, CCIC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of such compliance.

The Change of Control purchase feature is a result of negotiations between CCIC and the initial purchasers of the notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that CCIC would decide to do so in the future. Subject to the limitations discussed below, CCIC could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect CCIC’s capital structure. Restrictions on the ability of CCIC to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” “Certain Covenants—Liens” and “Certain Covenants—Sale and Leaseback Transactions”. Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in the covenants, however, the indenture does not contain any covenants or provisions that may afford Holders of the notes protection in the event of certain highly leveraged transactions.

The Indebtedness of CCIC’s Subsidiaries limits CCIC’s access to the cash flow of those Subsidiaries and will, therefore, restrict CCIC’s ability to purchase any notes. The terms of such Indebtedness, with certain exceptions, provide that the occurrence of certain change of control events with respect to CCIC constitutes a default under such Indebtedness. In the event that a Change of Control occurs at a time when CCIC’s Subsidiaries are prohibited from making distributions to CCIC to purchase notes, CCIC could cause its Subsidiaries to seek the consent of the holders of such Indebtedness to allow the distributions or could attempt to refinance the Indebtedness that contains the prohibition. If CCIC does not obtain a consent or repay such Indebtedness, CCIC will remain prohibited from purchasing notes. In this case, CCIC’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Indebtedness. Future Indebtedness of CCIC and its Subsidiaries may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the Indebtedness to be repurchased if a Change of Control occurs. Moreover, the exercise by the Holders of their right to require CCIC to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on CCIC. Finally, CCIC’s ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by CCIC’s then existing financial resources, including its ability to access the cash flow of its Subsidiaries. See “Risk Factors—Risks Relating to the Notes and Our Debt Structure—We are a holding company. Holders of the Notes are effectively subordinated to all our subsidiaries’ indebtedness and obligations, and the Notes are unsecured obligations”. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

CCIC will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by CCIC and purchases all notes properly tendered and not withdrawn under such Change of Control Offer. In addition, notwithstanding the occurrence of a Change of Control, CCIC will not be obligated to make a Change of Control Offer in the event it has delivered a notice of redemption (which is or has become unconditional) with respect to all of the outstanding notes as provided under “Optional Redemption”. A Change of Control Offer may be made in advance of a Change of Control and conditioned upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. The provisions under the indenture relating to CCIC’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes then outstanding.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of CCIC and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require CCIC to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of CCIC and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

CCIC will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	CCIC (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	in the case of any Asset Sale in excess of $100.0 million, fair market value is determined by CCIC’s board of directors and evidenced by a resolution of its board of directors set forth in an officers’ certificate delivered to the trustee under the indenture; and

(3)	except in the case of a Tower Asset Exchange, at least 75% of the consideration received in such Asset Sale by CCIC or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (3) above only, each of the following shall be deemed to be cash:

(a)	any liabilities, as shown on CCIC’s or such Restricted Subsidiary’s most recent balance sheet, of CCIC or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee of the notes) that are assumed by the transferee of any assets pursuant to a customary novation agreement that releases CCIC or the Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by CCIC or any Restricted Subsidiary from the transferee that are converted by CCIC or the Restricted Subsidiary into cash within 270 days of the applicable Asset Sale, to the extent of the cash received in that conversion; and

(c)	any Designated Noncash Consideration received by CCIC or any of its Restricted Subsidiaries in an Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause, not to exceed $150.0 million in the aggregate at any time outstanding (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, CCIC or the Restricted Subsidiary may apply those Net Proceeds to:

(1)	reduce non-subordinated Indebtedness of CCIC;

(2)	reduce Indebtedness or Excluded Capital Lease Obligations of any of CCIC’s Restricted Subsidiaries (including by way of CCIC or a Restricted Subsidiary acquiring outstanding Indebtedness of any Restricted Subsidiary to be held by CCIC or a Restricted Subsidiary to redemption or maturity of such Indebtedness);

(3)	acquire all or substantially all the assets of a Permitted Business;

(4)	acquire Voting Stock of a Permitted Business from a Person that is not a Subsidiary of CCIC; provided that, after giving effect to the acquisition, CCIC or its Restricted Subsidiary owns a majority of the Voting Stock of that Permitted Business; or

(5)	make a capital expenditure or acquire other long-term assets (including long-term land use easements, ground leases and similar land rights) that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, CCIC may temporarily reduce revolving credit borrowings or otherwise apply or invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph (whether by election or the passage of time) will be deemed to constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds $25.0 million, CCIC will be required to make an offer to all Holders of notes, and all holders of other senior Indebtedness of CCIC containing provisions similar to those set forth in the indenture relating to the notes with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other senior Indebtedness of CCIC that may be purchased out of the Excess Proceeds (an “Asset Sale Offer”). The offer price in any Asset Sale Offer will be payable in cash and will be 100% of the principal amount of any notes, plus accrued and unpaid interest, if any, to the date of purchase. In the case of any other senior Indebtedness, the offer price will be 100% of the principal amount (or accreted value, as applicable) of the Indebtedness plus accrued and unpaid interest thereon, if any, to the date of purchase. Each Asset Sale Offer will be made in accordance with the procedures set forth in the indenture and the other senior Indebtedness of CCIC. If any Excess Proceeds remain after consummation of an Asset Sale Offer, CCIC may use the remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and the other senior indebtedness of CCIC tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of the Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

CCIC will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent those laws and regulations are applicable to any Asset Sale Offer. If the provisions of any of the applicable securities laws or securities regulations conflict with the provisions of the covenant described above, CCIC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of the compliance.

Certain Covenants

Changes in Covenants When Notes Rated Investment Grade

If on any date following the date of the indenture:

(1)	the notes are rated Baa3 or better by Moody’s and BBB- or better by Standard & Poor’s (or, if either such entity ceases to rate the notes for reasons outside of the control of CCIC, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by CCIC as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended:

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Restricted Payments”;

(3)	“—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(5)	clause (2)(d) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets”;

(6)	“—Transactions with Affiliates”;

(7)	“—Limitation on Issuances of Guarantees of Indebtedness”; and

(8)	“—Business Activities”.

During any period that the foregoing covenants have been suspended, CCIC’s board of directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second paragraph of the definition of “Unrestricted Subsidiary”.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively (or, if either such entity ceases to rate the notes for reasons outside of the control of CCIC, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by CCIC as a replacement agency), the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. Notwithstanding that the suspended covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with such suspended covenants during any period such covenants have been suspended. There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of CCIC’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving CCIC or any of its Restricted Subsidiaries) or to the direct or indirect holders of CCIC’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of CCIC or to CCIC or a Restricted Subsidiary of CCIC);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving CCIC) any Equity Interests of CCIC or any direct or indirect parent of CCIC (other than (i) any such Equity Interests owned by CCIC or any of its Restricted Subsidiaries or (ii) any acquisition of Equity Interests deemed to occur upon the exercise of options or restricted stock rights if such Equity Interests represent a portion of the exercise price thereof or taxes due in connection therewith);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes (other than intercompany Indebtedness), except a payment of interest or a payment of principal at Stated Maturity (or within one year of final maturity); or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) occurring since the date of the indenture, being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default has occurred and is continuing or would occur as a consequence of the Restricted Payment; and

(2)	CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio would have been no greater than 7.0 to 1 after giving effect to the incurrence of any Consolidated Indebtedness the net proceeds of which are used to finance such Restricted Payment as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of that dividend if at said date of declaration such payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds from the sale (other than to a Subsidiary of CCIC) of, Equity Interests of CCIC (other than any Disqualified Stock);

(3)	the defeasance, redemption, repurchase, or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of CCIC to the Holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of CCIC or any Restricted Subsidiary of CCIC held by any member of CCIC’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement, restricted stock arrangement, or stock option or similar agreement in effect as of the date of the indenture; provided that the aggregate price paid for all of the repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (5) may not exceed $15.0 million in any fiscal year; or

(6)	other Restricted Payments in an aggregate amount not to exceed $50.0 million at any time outstanding.

The board of directors of CCIC may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by CCIC and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation. All of those outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of such designation. Such designation will only be permitted if the Restricted Payment would be permitted at the time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The board of directors of CCIC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by CCIC or the applicable Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any property, assets or Investments required by this covenant to be valued will be valued by CCIC and evidenced by an officers’ certificate delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and CCIC will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided that CCIC may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and CCIC’s Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock if, in each case, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of incurrence of the Indebtedness or the issuance of the Disqualified Stock or preferred stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds from such incurrence or issuance as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available, would have been no greater than 7.0 to 1.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any of the following items of Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1)	the incurrence by CCIC or any of its Restricted Subsidiaries of Indebtedness under the Senior Credit Facility in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of CCIC and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed $1.0 billion;

(2)	the incurrence by CCIC or its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by CCIC of the Indebtedness represented by the notes to be issued on the date of the indenture;

(4)	the incurrence by CCIC or any of its Restricted Subsidiaries of Indebtedness since the date of the indenture represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of CCIC or such Restricted Subsidiary (including any Indebtedness incurred for such purpose within 270 days of such purchase, construction or improvement), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (4), not to exceed $75.0 million at any one time outstanding;

(5)

the incurrence by CCIC or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness of CCIC or any of its Restricted Subsidiaries or Disqualified Stock of CCIC (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), this clause (5) or clause (9) of this paragraph;

(6)	the incurrence by CCIC or any of its Restricted Subsidiaries of intercompany Indebtedness between or among CCIC and any of its Restricted Subsidiaries; provided, however, that if CCIC is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes and that:

(A)	any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than CCIC or a Restricted Subsidiary; and

(B)	any sale or other transfer of any such Indebtedness to a Person that is not either CCIC or a Restricted Subsidiary;

shall be deemed, in each case, to constitute an incurrence of the Indebtedness by CCIC or the Restricted Subsidiary, as the case may be;

(7)	the incurrence by CCIC or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (i) interest rate risk or (ii) currency exchange risk, and, in either case, not for speculative purposes;

(8)	the guarantee by CCIC or any of its Restricted Subsidiaries of Indebtedness of CCIC or a Restricted Subsidiary of CCIC that was permitted to be incurred by another provision of the indenture;

(9)	the incurrence by CCIC or any of its Restricted Subsidiaries of Acquired Debt in connection with the acquisition of assets or a new Subsidiary and the incurrence by CCIC’s Restricted Subsidiaries of Indebtedness as a result of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that, in the case of any such incurrence of Acquired Debt, such Acquired Debt was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by CCIC or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, the acquisition by CCIC or one of its Restricted Subsidiaries; and provided further that, in the case of any incurrence pursuant to this clause (9), as a result of such acquisition by CCIC or one of its Restricted Subsidiaries, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of incurrence of such Acquired Debt, after giving pro forma effect to such transaction as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available, would have been either (i) no greater than 7.0 to 1 or (ii) less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction;

(10)	the incurrence by CCIC or any of its Restricted Subsidiaries of any Indebtedness in respect of (A) performance bonds, bankers’ acceptances, letters of credit, surety or appeal bonds or similar instruments provided by CCIC or any Restricted Subsidiary in the ordinary course of business, (B) the financing of insurance premiums in the ordinary course of business or (C) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which CCIC or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(11)	the incurrence by CCIC or any of its Restricted Subsidiaries of any Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of its incurrence;

(12)	the incurrence by CCIC or any of its Restricted Subsidiaries of any Indebtedness consisting of indemnification, adjustment of purchase price, earn-out or similar obligations of CCIC or any Restricted Subsidiary, in each case incurred in connection with the acquisition or disposition of any assets, business or Person by CCIC or any Restricted Subsidiary;

(13)	the incurrence by CCIC or any of its Restricted Subsidiaries of any Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisers and licensees;

(14)	the incurrence by Foreign Subsidiaries of additional Indebtedness, the proceeds of which are used for ordinary course business purposes, in an aggregate principal amount, at any time outstanding, not to exceed $25.0 million; and

(15)	the incurrence by CCIC or any of its Restricted Subsidiaries since the date of the indenture of additional Indebtedness and/or the issuance by CCIC of Disqualified Stock in an aggregate principal amount, accreted value or liquidation preference, as applicable, at any time outstanding, not to exceed $100.0 million.

The indenture also provides that CCIC will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of CCIC unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of CCIC will be deemed to be contractually subordinated in right of payment to any other indebtedness of CCIC solely by virtue of being unsecured or secured on a junior priority basis.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above or is entitled to be incurred pursuant to the first paragraph of this covenant, CCIC will, in its sole discretion, classify (or later reclassify in whole or in part) such item of Indebtedness in any manner (and in any order) that complies with this covenant, including in circumstances where such Indebtedness is otherwise incurred substantially concurrently. Accrual of interest, accretion or amortization of original issue discount and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. For the avoidance of doubt, any such accretion or payment is considered, for purposes of clause (5) above, to be permitted and outstanding under the paragraph or clause pursuant to which the underlying Indebtedness was incurred. Indebtedness under the revolving portion of our Senior Credit Facility, if any, outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt, and all other Indebtedness under our Senior Credit Facility or our Tower Cash Flow Facilities outstanding on the date of the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted Debt.

Liens

CCIC will not, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness on any asset directly held by CCIC now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, without providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Dividend and Other Payment Restrictions Affecting Subsidiaries

CCIC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions to CCIC on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

(2)	pay any indebtedness owed to CCIC;

(3)	make loans or advances to CCIC; or

(4)	transfer any of its properties or assets to CCIC.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	Existing Indebtedness or other agreements as in effect on the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that either (i) such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the applicable series of Existing Indebtedness or agreement as in effect on the date of the indenture or (ii) CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal, when due, on the notes (which determination shall be made in the good faith judgment of CCIC, which determination shall be conclusively binding);

(2)	Indebtedness of any Restricted Subsidiary under any Credit Facility that is permitted to be incurred or outstanding pursuant to the covenant under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such Credit Facility and Indebtedness contain only such encumbrances and restrictions on such Restricted Subsidiary’s ability to engage in the activities set forth in clauses (1) through (4) of the preceding paragraph as are, at the time such Credit Facility is entered into or amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced, ordinary and customary for a Credit Facility of that type as determined in the good faith judgment of CCIC, which determination shall be conclusively binding;

(3)	encumbrances and restrictions applicable to any Person, as the same are in effect as of the date on which such Person becomes a Restricted Subsidiary, and as the same may be amended, modified, restated, renewed, increased, supplemented, refunded, replaced or refinanced; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to the dividend and other payment restrictions than those contained in the applicable series of Indebtedness of such Person as in effect on the date on which such Person becomes a Restricted Subsidiary;

(4)	any Indebtedness incurred in compliance with the covenant under the heading “—Incurrence of Indebtedness and Issuance of Preferred Stock” or any agreement pursuant to which such Indebtedness is issued if the encumbrance or restriction applies only in the event of a payment default or default with respect to a financial covenant contained in the Indebtedness or agreement and the encumbrance or restriction is not materially more disadvantageous to the Holders of the notes than is customary in comparable financings (as determined in the good faith judgment of CCIC, which determination shall be conclusively binding) and CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal on the notes;

(5)	the indenture governing the notes;

(6)	applicable law;

(7)	any instrument governing Indebtedness or Capital Stock of a Person acquired by CCIC or any of its Restricted Subsidiaries as in effect at the time that Person is acquired by CCIC (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, the Indebtedness was permitted by the terms of the indenture to be incurred;

(8)	customary non-assignment and other restrictive provisions in leases, licenses, easements or similar arrangements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired in the ordinary course of business of the nature described in clause (4) in the second paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” on the property so acquired or under Excluded Capital Lease Obligations with respect to the property subject thereto;

(10)	any agreement for the sale of a Restricted Subsidiary that restricts that Restricted Subsidiary pending its sale;

(11)	Permitted Refinancing Indebtedness, provided that either (i) the restrictions contained in the agreements governing the Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced or (ii) CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal, when due, on the notes (which determination shall be made in the good faith judgment of CCIC, which determination shall be conclusively binding);

(12)	Liens permitted to be incurred pursuant to the provisions of the covenant described under the caption “—Liens” that limit the right of the debtor to transfer the assets subject to such Liens;

(13)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset acquisition agreements, asset disposition agreements and other similar agreements or arrangements;

(14)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(15)	customary separateness, bankruptcy remoteness and similar provisions included in governing or other documents related to entities structured as special purpose entities in anticipation of financing arrangements, acquisition of assets or similar transactions; provided that CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal, when due, on the notes (which determination shall be made in the good faith judgment of CCIC, which determination shall be conclusively binding); and

(16)	Indebtedness permitted to be incurred pursuant to clause (14) of the second paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that CCIC determines that any such encumbrance or restriction will not materially affect CCIC’s ability to pay interest or principal, when due, on the notes (which determination shall be made in the good faith judgment of CCIC, which determination shall be conclusively binding).

Merger, Consolidation or Sale of Assets

CCIC may not:

(1)	consolidate or merge with or into (whether or not CCIC is the surviving corporation); or

(2)	sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity, unless

(a)	either:

(i)	CCIC is the surviving corporation; or

(ii)	the entity or the Person formed by or surviving any such consolidation or merger (if other than CCIC) or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been, made is a Person (which, if not a corporation, includes a corporate co-issuer) organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(b)	the entity or Person formed by or surviving any such consolidation or merger (if other than CCIC) or the entity or Person to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of CCIC under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

(c)	immediately after such transaction no Default exists; and

(d)	except in the case of:

(i)	a merger of CCIC with or into a Wholly Owned Restricted Subsidiary of CCIC; and

(ii)	a merger entered into solely for the purpose of reincorporating CCIC in another jurisdiction:

(x)	in the case of a merger or consolidation in which CCIC is the surviving corporation, CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if the transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of CCIC for which internal financial statements are available for income statement purposes, would have been (i) no greater than 7.0 to 1 or (ii) less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; or

(y)	in the case of any other such transaction, the Debt to Adjusted Consolidated Cash Flow of the entity or Person formed by or surviving any such consolidation or merger (if other than CCIC), or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made, at the time of the transaction, after giving pro forma effect to the transaction as of such date for balance sheet purposes and as if such transaction had occurred at the beginning of the most recently ended four full fiscal quarter period of such entity or Person for which internal financial statements are available for income statement purposes, would have been (i) no greater than 7.0 to 1 or (ii) less than CCIC’s Debt to Adjusted Consolidated Cash Flow Ratio for the same period without giving pro forma effect to such transaction; provided that for purposes of determining the Debt to Adjusted Consolidated Cash Flow Ratio of any entity or Person for purposes of this clause (y) the entity or Person will be substituted for CCIC in the definition of Debt to Adjusted Consolidated Cash Flow Ratio and the defined terms included therein under the caption “Certain Definitions”.

Transactions with Affiliates

CCIC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to CCIC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCIC or such Restricted Subsidiary with an unrelated Person; and

(2)	CCIC delivers to the trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the board of directors of CCIC set forth in an officers’ certificate certifying that the Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors of CCIC.

Notwithstanding the foregoing, the following items will not be deemed to be Affiliate Transactions:

(1)	any employment arrangements with any executive officer of CCIC or a Restricted Subsidiary that is entered into by CCIC or any of its Restricted Subsidiaries in the ordinary course of business and consistent with compensation arrangements of similarly situated executive officers at comparable companies engaged in Permitted Businesses;

(2)	transactions between or among CCIC and/or its Restricted Subsidiaries;

(3)	payment of reasonable and customary directors’ fees;

(4)	Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments” (including Permitted Investments) and loans or advances to employees made in the ordinary course of business and consistent with past practices;

(5)	the issuance or sale of Equity Interests (other than Disqualified Stock) of CCIC; and

(6)	payments of customary fees by CCIC or any of its Restricted Subsidiaries to any independent investment bank or Affiliate of an independent investment bank made for any corporate advisory services or financial advisory, financing, underwriting or placement services or in respect of other investment banking activities including, without limitation, in connection with acquisitions or divestitures, which are approved by a majority of CCIC’s board of directors in good faith.

Sale and Leaseback Transactions

CCIC will not enter into any sale and leaseback transaction; provided that CCIC may enter into a sale and leaseback transaction if:

(1)	CCIC could have:

(a)	incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(b)	incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”; and

(2)	the transfer of assets in the sale and leaseback transaction is permitted by, and CCIC applies the proceeds of such transaction in compliance with, the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales”.

Limitation on Issuances of Guarantees of Indebtedness

CCIC will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of CCIC unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture governing the notes providing for the Guarantee of the payment of the notes by such Subsidiary for so long as such Guarantee of or pledge to secure the payment of such other Indebtedness remains in effect, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of or pledge to secure such other Indebtedness. Notwithstanding the foregoing, any Guarantee by a Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person other than a Subsidiary of CCIC, of all of CCIC’s stock in, or all or substantially all the assets of, such Subsidiary, which sale, exchange or transfer is made in compliance with the applicable provisions of the indenture governing the notes.

Business Activities

CCIC will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to the extent as would not be material to CCIC and its Restricted Subsidiaries taken as a whole.

Reports

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, CCIC will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods (including any extensions thereof) specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if CCIC were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K pursuant to Items 1.01 (Entry into a Material Definitive Agreement), 1.02 (Termination of a Material Definitive Agreement), 1.03 (Bankruptcy or Receivership), 2.01 (Completion of Acquisition or Disposition of Assets), 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement), 2.04 (Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement), 4.01 (Changes in Registrant’s Certifying Accountant), 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review) or 5.01 (Changes in Control of Registrant) if CCIC were required to file such reports; provided, however, that no such report shall be required to be furnished if CCIC determines in its good faith judgment that the event to be disclosed in such report is not material to the holders of notes or the business, assets, operations, financial position or prospects of CCIC and its Restricted Subsidiaries taken as a whole.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on CCIC’s consolidated financial statements by CCIC’s independent registered public accounting firm. In addition, CCIC will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods (including any extensions thereof) specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing). To the extent such filings are made, the reports will be deemed to be furnished to the trustee and holders of notes.

If CCIC is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, CCIC will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified in the SEC’s rules and regulations applicable to a registrant that is not an accelerated filer or a large accelerated filer unless the SEC will not accept such a filing. If, notwithstanding the foregoing, the SEC will not accept CCIC’s filings for any reason, CCIC will post the reports referred to in the preceding paragraph on its website within the time periods specified above.

In the event that the rules and regulations of the SEC permit CCIC and any direct or indirect parent of CCIC to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of CCIC, consolidating reporting at the parent entity’s level in a manner consistent with that described in this covenant for CCIC will satisfy this covenant, and the indenture permits CCIC to satisfy its obligations in this covenant with respect to financial information relating to CCIC by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than CCIC and its Subsidiaries, on the one hand, and the information relating to CCIC and its Subsidiaries of CCIC on a standalone basis, on the other hand.

In addition, CCIC agrees that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the holders of the notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following constitutes an “Event of Default” under the indenture:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in payment when due of the principal of or premium, if any, on the notes;

(3)	failure by CCIC or any of its Subsidiaries to comply with the provisions described under the caption “Certain Covenants—Merger, Consolidation or Sale of Assets” or failure by CCIC to consummate a Change of Control Offer or Asset Sale Offer in accordance with the provisions of the indenture applicable to the offers;

(4)	failure by CCIC or any of its Subsidiaries for 60 days (or 120 days in the case of a failure to comply with the reporting obligations described under the caption “Certain Covenants—Reports”) after notice to comply with any of its other agreements in the indenture or the notes;

(5)	default under any Indebtedness for money borrowed by CCIC or any of its Significant Subsidiaries, or the payment of which is guaranteed by CCIC or any of its Significant Subsidiaries, whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:

(a)	is caused by a failure to pay principal of or premium, if any, or interest on the Indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of the default (a “Payment Default”); or

(b)	results in the acceleration of the Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $40.0 million or more;

(6)	failure by CCIC or any of its Significant Subsidiaries to pay final judgments aggregating (net of amounts covered by insurance policies) in excess of $40.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; or

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to CCIC or any of its Restricted Subsidiaries.

However, a default under clause (4) above will not constitute an Event of Default until the trustee under the indenture or the Holders of 25% in principal amount of the outstanding notes notify CCIC of the Default and CCIC does not cure such Default within the time specified after receipt of such notice.

If any Event of Default occurs and is continuing, the trustee under the indenture or the Holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to CCIC, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount at maturity of the then outstanding notes may direct the trustee under the indenture in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount at maturity of the notes then outstanding by notice to the trustee under the indenture may on behalf of the Holders of all notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, CCIC is required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. CCIC is also required to deliver to the trustee, promptly after the occurrence thereof, written notice of any event that would constitute a Default, the status thereof and what action CCIC is taking or proposes to take in respect thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of CCIC, as such, shall have any liability for any obligations of CCIC under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

CCIC may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes outstanding (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due from the trust referred to below;

(2)	CCIC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and CCIC’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, CCIC may, at its option and at any time, elect to have the obligations of CCIC released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events described under “Events of Default and Remedies,” but not including nonpayment and bankruptcy, receivership, rehabilitation and insolvency events with respect to CCIC, will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	CCIC must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the redemption date, as the case may be, and CCIC must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, CCIC shall have delivered to the trustee under the indenture an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a)	CCIC has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(1)	in the case of Covenant Defeasance, CCIC shall have delivered to the trustee under the indenture an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(2)	no Default or Event of Default shall have occurred and be continuing either:

(a)	on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or

(b)	insofar as Events of Default from bankruptcy or insolvency events with respect to CCIC are concerned, at any time in the period ending on the 91st day after the date of deposit;

(3)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which CCIC or any of its Restricted Subsidiaries is a party or by which CCIC or any of its Restricted Subsidiaries is bound;

(4)	CCIC must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(5)	CCIC must deliver to the trustee under the indenture an officers’ certificate stating that the deposit was not made by CCIC with the intent of preferring the Holders of the notes over the other creditors of CCIC with the intent of defeating, hindering, delaying or defrauding creditors of CCIC or others; and

(6)	CCIC must deliver to the trustee under the indenture an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The indenture will cease to be of further effect with respect to the notes when (a) CCIC delivers to the trustee for cancellation all notes or (b) all outstanding notes not delivered to the trustee for cancellation become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and CCIC deposits with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption of all outstanding notes.

Amendment, Supplement and Waiver

Except as described in the two paragraphs below, the Holders of a majority in principal amount at maturity of the notes outstanding can, with respect to the notes:

(1)	consent to any amendment or supplement to the indenture or the notes; and

(2)	waive any existing default under, or the compliance with any provisions of, the indenture or the notes.

Consents and waivers obtained in connection with a purchase of, or tender offer or exchange offer for, the notes shall be included for purposes of the previous sentence.

Without the consent of each Holder affected, an amendment or waiver with respect to any notes held by a non-consenting Holder may not:

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption (other than the notice period), but not any required repurchase in connection with an Asset Sale Offer or Change of Control Offer, of the notes;

(3)	reduce the rate of or extend the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes, excluding a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration;

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

(7)	waive a redemption payment, but not any payment upon a required repurchase in connection with an Asset Sale Offer or Change of Control Offer, with respect to any note; or

(8)	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any Holder of notes, CCIC and the trustee may amend or supplement the indenture or the notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	provide for the assumption of CCIC’s obligations to Holders of notes in the case of a merger or consolidation;

(4)	make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder in any material respect;

(5)	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

(6)	conform a provision of the indenture or indenture supplement to the extent such provision was intended to be a substantially verbatim recitation of the provision in this “Description of Notes”.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of CCIC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount at maturity of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to certain exceptions. The indenture provides that if an Event of Default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless that Holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture agreement without charge by writing to Crown Castle International Corp., 1220 Augusta Drive, Suite 500, Houston, Texas 77057, Attention: Chief Financial Officer.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of such Person or any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person or in connection with the acquisition of the assets of such Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person or such Person acquiring assets; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Adjusted Consolidated Cash Flow” means, as of any date of determination, the sum of:

(1)	the Consolidated Cash Flow of CCIC for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, less CCIC’s Tower Cash Flow for such four-quarter period; plus

(2)	the product of four times CCIC’s Tower Cash Flow for the most recent fiscal quarter for which internal financial statements are available.

For purposes of making the computation referred to above:

(1)	acquisitions that have been made by CCIC or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the calculation date shall be deemed to have occurred on the first day of the reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (2) of the proviso set forth in the definition of Consolidated Net Income; and

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of CCIC and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issue or sale by CCIC or any of its Restricted Subsidiaries of Equity Interests of any of CCIC’s Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than CCIC or a Restricted Subsidiary), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(a)	that have a fair market value in excess of $10.0 million; or

(b)	for net proceeds in excess of $10.0 million.

Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

(1)	a transfer of assets by CCIC to a Restricted Subsidiary or by a Restricted Subsidiary to CCIC or to another Restricted Subsidiary;

(2)	an issuance of Equity Interests by a Subsidiary to CCIC or to another Restricted Subsidiary;

(3)	a transfer or issuance of Equity Interests of an Unrestricted Subsidiary to an Unrestricted Subsidiary; provided, however, that such transfer or issuance does not result in a decrease in the percentage of ownership of the voting securities of such transferee Unrestricted Subsidiary that are collectively held by CCIC and its Subsidiaries;

(4)	a Restricted Payment that is permitted by the covenant described above under the caption “Certain Covenants—Restricted Payments”;

(5)	grants of leases or licenses in the ordinary course of business;

(6)	disposals of Cash Equivalents;

(7)	any disposition of property or equipment that has become damaged, worn out or obsolete or that is no longer useful in the conduct of the business of CCIC and its Restricted Subsidiaries;

(8)	dispositions in connection with the foreclosure of any Lien not prohibited by the indenture;

(9)	licenses or sublicenses of intellectual property;

(10)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(11)	any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement.

“Asset Sale Offer” has the meaning set forth above under the caption “Repurchase at the Option of Holders—Asset Sales”.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government, or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of “B” or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group and in each case maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of CCIC and its Restricted Subsidiaries, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan relating to the liquidation or dissolution of CCIC;

(3)	CCIC becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as, such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of CCIC (measured by voting power rather than number of shares);

(4)	the first day on which a majority of the members of the board of directors of CCIC are not Continuing Directors; or

(5)	CCIC consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, CCIC, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of CCIC is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of CCIC outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Change of Control Offer” has the meaning set forth above under the caption “Repurchase at the Option of Holders—Change of Control”.

“Change of Control Payment” has the meaning set forth above under the caption “Repurchase at the Option of Holders—Change of Control”.

“Change of Control Payment Date” has the meaning set forth above under the caption “Repurchase at the Option of Holders—Change of Control”.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period; plus:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

(2)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and actual net payments made (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4)	non-cash items increasing such Consolidated Net Income for such period (excluding any items that were accrued in the ordinary course of business), in each case on a consolidated basis and determined in accordance with GAAP.

“Consolidated Indebtedness” means, with respect to any Person as of any date of determination, the sum, without duplication, of:

(1)	the total amount of Indebtedness of such Person and its Restricted Subsidiaries; plus

(2)	the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

(3)	the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

For the avoidance of doubt, Consolidated Indebtedness shall not include Indebtedness of any Restricted Subsidiary acquired by CCIC or a Restricted Subsidiary and which is to be held by CCIC or a Restricted Subsidiary to redemption or maturity of such Indebtedness. Consolidated Indebtedness shall also be calculated on a pro forma basis to exclude (i) any Indebtedness incurred on such date that is incurred (including as a result of classification pursuant to the last paragraph under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) as Permitted Debt and (ii) any Indebtedness which is redeemable pursuant to its terms and which has been unconditionally called for redemption with a scheduled redemption date within 45 days of the date of determination.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person other than CCIC that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

(2)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(3)	the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Tangible Assets” means, with respect to CCIC, the total consolidated assets of CCIC and its Restricted Subsidiaries, less the total intangible assets of CCIC and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of CCIC and such Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of CCIC who:

(1)	was a member of such board of directors on the date of the indenture; or

(2)	was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Covenant Defeasance” has the meaning set forth above under the caption “Legal Defeasance and Covenant Defeasance”.

“Credit Facilities” means, with respect to CCIC or any Restricted Subsidiary, one or more debt facilities, including the agreements governing our Senior Credit Facility, our Tower Cash Flow Facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit, bankers’ acceptances and other similar obligations or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, replacements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Debt to Adjusted Consolidated Cash Flow Ratio” means, as of any date of determination, the ratio of:

(1)	the Consolidated Indebtedness of CCIC as of such date to

(2)	the Adjusted Consolidated Cash Flow of CCIC as of such date.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by CCIC or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation less the amount of cash or cash equivalents received in connection with a subsequent sale of or collection on such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that any class of Capital Stock that by its terms authorizes the issuer to satisfy in full its obligations upon maturity, redemption, exchange or repurchase thereof or otherwise, by the delivery of Capital Stock that is not Disqualified Stock, will not be Disqualified Stock; provided, further, however that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CCIC to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that CCIC may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described under the caption “Certain Covenants—Restricted Payments”.

“Equity Interests” means Capital Stock, and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private primary offering for cash of common stock of CCIC (other than public offerings of common stock of CCIC registered on Form S-8 or any successor form).

“Event of Default” has the meaning set forth above under the caption “Events of Default and Remedies”.

“Excess Proceeds” has the meaning set forth above under the caption “Repurchase at the Option of Holders—Asset Sales”.

“Excluded Capital Lease Obligations” shall mean Capital Lease Obligations (or obligations pursuant to consolidated variable interest entities accounting that would otherwise be reflected as a liability) in respect of interests in real property on which cell towers of CCIC or a Subsidiary of CCIC are located in an aggregate principal amount not to exceed $200.0 million at any one time outstanding.

“Existing Indebtedness” means Indebtedness of CCIC and its Subsidiaries in existence, and in such amount as is outstanding, on the date of the indenture.

“Foreign Subsidiary” means any Restricted Subsidiary of CCIC that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as such are in effect on the date of the indenture.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations (to the extent of any payment that has become due and payable), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person whether or not such Indebtedness is assumed by such Person (the amount of such Indebtedness as of any date being deemed to be the lesser of the value of such property or assets as of such date or the principal amount of such Indebtedness of such other Person so secured) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person; provided that “Indebtedness” shall not include any Excluded Capital Lease Obligations. The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations described above; provided that, in the case of any Indebtedness issued with original issue discount, the amount of such Indebtedness will be the accreted value thereof.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If CCIC or any Restricted Subsidiary of CCIC sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of CCIC or a Restricted Subsidiary of CCIC issues any of its Equity Interests such that, in each case, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of CCIC, CCIC shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain Covenants—Restricted Payments”.

“Legal Defeasance” has the meaning set forth above under the caption “Legal Defeasance and Covenant Defeasance”.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with:

(a)	any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or

(b)	the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness or Excluded Capital Lease Obligations of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by CCIC or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof;

(2)	taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3)	amounts required to be applied to the repayment of Indebtedness or Excluded Capital Lease Obligations secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(4)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale;

(5)	the deduction of appropriate amounts provided by the seller as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and retained by CCIC or any Restricted Subsidiary after such Asset Sale; and

(6)	without duplication, any reserves that CCIC’s board of directors determines in good faith should be made in respect of the sale price of such asset or assets for post closing adjustments;

provided that in the case of any reversal of any reserve referred to in clause (5) or (6) above, the amount so reversed shall be deemed to be Net Proceeds from an Asset Sale as of the date of such reversal.

“Payment Default” has the meaning set forth above under the caption “Events of Default and Remedies”.

“Permitted Business” means any business conducted by CCIC and its Restricted Subsidiaries on the date of the indenture and any other business reasonably related, ancillary or complementary to any such business.

“Permitted Investment” means:

(1)	any Investment in CCIC or in a Restricted Subsidiary of CCIC;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by CCIC or any Restricted Subsidiary of CCIC in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of CCIC; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, CCIC or a Restricted Subsidiary of CCIC;

(4)	any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders—Asset Sales”;

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of CCIC;

(6)	receivables created in the ordinary course of business;

(7)	loans or advances to employees made in the ordinary course of business since the date of the indenture not to exceed $4.0 million at any one time outstanding;

(8)	securities and other assets received in settlement of trade debts or other claims arising in the ordinary course of business;

(9)	Investments since the date of the indenture of up to an aggregate of $100.0 million outstanding (each such Investment being measured as of the date made and without giving effect to subsequent changes in value);

(10)	other Investments in Permitted Businesses since the date of the indenture not to exceed an amount equal to $10.0 million plus 2.5% of CCIC’s Consolidated Tangible Assets at any one time outstanding (each such Investment being measured as of the date made and without giving effect to subsequent changes in value);

(11)	stock, obligations, securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, CCIC or any Restricted Subsidiary, in satisfaction of judgments, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(12)	Hedging Obligations permitted under clause (7) of the second paragraph of the covenant described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(13)	pledges or deposits (x) with respect to leases or utilities provided to third parties in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “Certain Covenants—Liens”;

(14)	Guarantees not prohibited by the covenant described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(15)	any Investment deemed to result from variable interest entities accounting in respect of lease payments made with respect to interests in real property on which cell towers of CCIC or a Subsidiary of CCIC are located; and

(16)	any Investment by CCIC or any Restricted Subsidiary of CCIC in a Person to the extent such Investment exists on the date of the indenture, and any extension, modification or renewal of any such Investment existing on the date of the indenture, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the date of the indenture).

“Permitted Liens” means:

(1)	Liens existing on the date of the indenture;

(2)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(3)	Liens securing Indebtedness permitted to be incurred under clause (4) of the second paragraph of the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	Liens securing Indebtedness under the Senior Credit Facility permitted to be incurred under clause (1), (2) or (5) of the second paragraph of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5)	Liens incurred in the ordinary course of business of CCIC since the date of the indenture with respect to obligations that do not exceed $15.0 million at any one time outstanding and that:

(a)	are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade, credit in the ordinary course of business); and

(b)	do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by CCIC or such Restricted Subsidiary;

(6)	Liens on property at the time CCIC acquires such property, including any acquisition by means of a merger or consolidation with or into CCIC; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens do not extend to any other property of CCIC (plus improvements, accessions, proceeds or dividends or distributions in respect thereof);

(7)	Pledges of stock or other equity interests of CCIC’s direct Subsidiaries and pledges of intercompany indebtedness between or among CCIC and its Subsidiaries (and books and records, proceeds and products of the foregoing), in each case securing Indebtedness permitted to be incurred under the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(8)	Liens to secure any amendments, supplements, modifications, extensions, renewals, restatements, replacements or refundings (or successive amendments, supplements, modifications, extensions, renewals, restatements, replacements or refundings), in whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (1), (3), (4) and (6); provided, however, that (A) such new Lien will be limited to all or part of the same property that secured the original Lien (plus improvements, accessions, proceeds or dividends or distributions in respect thereof); and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of: (i) the outstanding principal amount, or, if issued with original issue discount, the aggregate accreted value of, or, if greater, the committed amount of the Indebtedness secured by Liens described under clauses (1), (3), (4) or (6) at the time such original Lien became a Permitted Lien under the indenture governing the notes; and (ii) an amount necessary to pay any fees, underwriting discounts and other costs and expenses, including premiums, related to such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings.

“Permitted Refinancing Indebtedness” means any Indebtedness of CCIC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of CCIC or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or initial accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of expenses and prepayment premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has (i) a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) a final maturity date later than 90 days after the scheduled final maturity of the notes; provided that, for purposes of clause (2)(i), in the case of any Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded that contains an anticipated repayment date by which such Indebtedness must be repaid in full in order to avoid dividend or other cash trap restrictions, the final maturity date of such Indebtedness (for purposes of determining the Weighted Average Life to Maturity) shall be deemed to be such anticipated repayment date; and

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning set forth above under the caption “Certain Covenants—Restricted Payments”.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Senior Credit Facility” means that certain Credit Agreement dated as of January 31, 2012, among CCIC, Crown Castle Operating Company, as borrower, the lenders and issuing banks from time to time party thereto and The Royal Bank of Scotland plc, as administrative agent, including any amendments, supplements, modifications, extensions, renewals, restatements, replacements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, investor, lender or group of investors or lenders.

“Significant Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that would be a “significant subsidiary” of such Person as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof, except that all references to “10 percent” in Rule 1-02(w)(1), (2) and (3) shall mean “5 percent” and that all Unrestricted Subsidiaries of CCIC shall be excluded from all calculations under Rule 1-02(w).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership:

(a)	the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person; or

(b)	the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Tower Asset Exchange” means any transaction in which CCIC or one of its Restricted Subsidiaries exchanges assets for Tower Assets and/or cash or Cash Equivalents where the fair market value (evidenced by an officers’ certificate delivered to the trustee) of the Tower Assets and cash or Cash Equivalents received by CCIC and its Restricted Subsidiaries in such exchange is at least equal to the fair market value (which determination shall be made in the good faith judgment of CCIC) of the assets disposed of in such exchange.

“Tower Assets” means wireless transmission towers and other assets used or usable in a Permitted Business.

“Tower Cash Flow” means, for any period, the Consolidated Cash Flow of CCIC and its Restricted Subsidiaries for such period that is directly attributable to site rental revenue or license fees paid to lease or sublease space on communication sites owned or leased by CCIC (provided that distributions of cash received by CCIC or its Restricted Subsidiaries that was generated from any Unrestricted Subsidiary’s leasing activities, including with respect to spectrum licenses, shall constitute Tower Cash Flow), all determined on a consolidated basis and in accordance with GAAP. Tower Cash Flow will not include revenue or expenses attributable to non-site rental services provided by CCIC or any of its Restricted Subsidiaries to lessees of communication sites or revenues derived from the sale of assets.

“Tower Cash Flow Facilities” means, with respect to CCIC or any Restricted Subsidiary, the agreements governing the Senior Secured Tower Revenue Notes, Series 2010-1, the Senior Secured Tower Revenue Notes, Series 2010-2, the Senior Secured Tower Revenue Notes, Series 2010-3, the Senior Secured Tower Revenue Notes, Series 2010-4, the Senior Secured Tower Revenue Notes, Series 2010-5, the Senior Secured Tower Revenue Notes, Series 2010-6, the 7.750% Senior Secured Notes due 2017, the Senior Secured Notes, Series 2009-1 and the Series 2010-1 WCP Notes or other similar financing arrangements which obligations thereunder are paid from the cash flows generated by the operations of towers, and any amendments, supplements, modifications, extensions, renewals, restatements, replacements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, investor, lender or group of investors or lenders.

“Unrestricted Subsidiary” means any Subsidiary of CCIC that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	is not party to any agreement, contract, arrangement or understanding with CCIC or any Restricted Subsidiary of CCIC unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCIC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of CCIC;

(2)	is a Person with respect to which neither CCIC nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a)	to subscribe for additional Equity Interests; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(3)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness or Excluded Capital Lease Obligations of CCIC or any of its Restricted Subsidiaries.

Any such designation by the board of directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “Certain Covenants—Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of CCIC as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” CCIC shall be in default of such covenant). Any Subsidiary of an Unrestricted Subsidiary that was properly designated an Unrestricted Subsidiary shall also constitute an

Unrestricted Subsidiary. Each of Crown Castle Investment Corp. and its subsidiaries shall be considered properly designated and shall constitute Unrestricted Subsidiaries as of the date of the indenture. The board of directors of CCIC may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of CCIC of any outstanding Indebtedness of such Unrestricted Subsidiary and the designation shall only be permitted if:

(1)	such Indebtedness is permitted under the covenant described above under the caption “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2)	no Default would occur or be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof; by

(b)	the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the issuance of the Original Notes, we entered into a Registration Rights Agreement with the initial purchasers, for the benefit of the holders of the Original Notes, pursuant to which we agreed, among other things, to use our commercially reasonable efforts to file and to have declared effective an exchange offer registration statement under the Securities Act and to consummate an Exchange Offer.

We are making the Exchange Offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of Exchange Notes who exchanges Original Notes for Exchange Notes in the Exchange Offer generally may offer the Exchange Notes for resale, sell the Exchange Notes and otherwise transfer the Exchange Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the Exchange Notes only if the holder acknowledges that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

Any holder of the Original Notes using the Exchange Offer to participate in a distribution of Exchange Notes also cannot rely on the no-action letters referred to above. Any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer may be a statutory underwriter, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and must acknowledge such delivery requirement. See “Plan of Distribution”.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of Exchange Notes.

The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the Exchange Offer, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York time, on the Expiration Date (as defined below) for the Exchange Offer. Promptly after the Expiration Date (unless extended as described in this prospectus), we will issue an aggregate principal amount of up to $1,650,000,000 of Exchange Notes for a like principal amount of outstanding Original Notes tendered and accepted in connection with the Exchange Offer. The Exchange Notes issued in connection with the Exchange Offer will be delivered promptly after the Expiration Date. Holders may tender some or all of their Original Notes in connection with the Exchange Offer, but only in principal amounts of $2,000 or in integral multiples of $1,000 in excess thereof.

The terms of the Exchange Notes will be identical to the terms of the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes do not apply to the Exchange Notes. The Exchange Notes will evidence the same debt as the Original Notes and will be issued under the same indenture and be entitled to the same benefits under that Indenture as the Original Notes being exchanged. As of the date of this prospectus, $1,650,000,000 in aggregate principal amount of the Original Notes are outstanding.

In connection with the issuance of the Original Notes, we arranged for the Original Notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “Book-Entry, Delivery and Form”, Exchange Notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Book-Entry, Delivery and Form”.

Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer. Original Notes that are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but certain registration and other rights under the Registration Rights Agreement will terminate and holders of the Original Notes will generally not be entitled to any registration rights under the Registration Rights Agreement. See “—Consequences of Failures to Properly Tender Original Notes in the Exchange Offer”.

We shall be considered to have accepted validly tendered Original Notes if and when we have given oral (to be followed by prompt written notice) or written notice to the Exchange Agent (as defined below). The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Notes, without expense, to the tendering holder promptly after the Expiration Date for the Exchange Offer.

Holders who tender Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Original Notes in connection with the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses”.

Expiration Date; Extensions; Amendments

The “Expiration Date” for the exchange offer is 5:00 p.m., New York City time, on February 28, 2013, unless extended by us in our sole discretion, in which case the term “Expiration Date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•

to delay accepting any Original Notes, to extend the Exchange Offer or to terminate the Exchange Offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral (to be followed by prompt written notice) or written notice of the delay, extension or termination to the Exchange Agent; or

•	to amend the terms of the Exchange Offer in any manner.

If we amend the Exchange Offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the Exchange Offer for a period of five to ten business days.

If we determine to extend, amend or terminate the Exchange Offer, we will publicly announce this determination by making a timely release through an appropriate news agency.

If we delay accepting any Original Notes or terminate the Exchange Offer, we promptly will pay the consideration offered, or return any Original Notes deposited, pursuant to the Exchange Offer as required by Rule 14e-1(c).

Interest on the Exchange Notes

The Exchange Notes will bear interest at the rate of 5.25% per annum from the most recent date to which interest on the Original Notes has been paid or, if no interest has been paid on such Original Notes, from October 15, 2012. Interest will be payable semiannually on January 15 and July 15 of each year, commencing on July 15, 2013.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to exchange any Exchange Notes for, any Original Notes and we may terminate the Exchange Offer or, at our option, modify, extend or otherwise amend the Exchange Offer, if any of the following conditions exist on or prior to the Expiration Date:

•

no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been issued, promulgated, enacted, entered, enforced or deemed to be applicable to the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer by or before any court or governmental regulatory or administrative agency, authority, instrumentality or tribunal, including, without limitation, taxing authorities, that either:

(a)	challenges the making of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer or might, directly or indirectly, be expected to prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer; or

(b)	in our reasonable judgment, could materially adversely affect our (or our subsidiaries’) business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or materially impair the contemplated benefits to us of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer;

•

nothing has occurred or may occur that would or might, in our reasonable judgment, be expected to prohibit, prevent, restrict or delay the Exchange Offer or impair our ability to realize the anticipated benefits of the Exchange Offer;

•

there shall not have occurred (a) any general suspension of or limitation on trading in securities in the United States securities or financial markets, whether or not mandatory, (b) any material adverse change in the prices of the Original Notes that are the subject of the Exchange Offer, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory, (e) a commencement of a war, armed hostilities, a terrorist act or other national or international calamity directly or indirectly relating to the United States, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any catastrophic event caused by meteorological, geothermal or geophysical occurrences or other acts of God that would reasonably be expected to have a material adverse effect on us or our affiliates’ or subsidiaries’ business, operations, condition or prospects, (h) any material adverse change in the securities or financial markets in the United States generally (i) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof or (j) any other change or development, including a prospective change or development, in general economic, financial, monetary or market conditions that, in the Company’s reasonable judgment, has or may have a material adverse effect on the market price or trading of the Notes upon the value of the Notes of the Company; and

•

the trustee with respect to the indenture for the Original Notes that are the subject of the Exchange Offer and the Exchange Notes to be issued in the Exchange Offer shall not have been directed by any holders of Original Notes to object in any respect to, nor take any action that could, in our reasonable judgment, adversely affect the consummation of the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer, nor shall the trustee have taken any action that challenges the validity or effectiveness of the procedures used by us in making the Exchange Offer or the exchange of Original Notes for Exchange Notes under the Exchange Offer.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, in our absolute discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the Expiration Date:

•	terminate the Exchange Offer and promptly return all tendered Original Notes to the respective tendering holders;

•	modify, extend or otherwise amend the Exchange Offer and retain all tendered Original Notes until the Expiration Date, as extended, subject, however, to the withdrawal rights of holders; or

•	waive the unsatisfied conditions with respect to the Exchange Offer and accept all Original Notes tendered and not previously validly withdrawn.

In addition, subject to applicable law, we may in our absolute discretion terminate the Exchange Offer for any other reason.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Original Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the Exchange Offer described in this prospectus and in the letter of transmittal. The participation in the Exchange Offer by a tendering holder of Original Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Original Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Absence of Dissenters’ Rights

Holders of the Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer.

Procedures for Tendering

If you wish to participate in the Exchange Offer and your Original Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Original Notes on your behalf pursuant to the procedures of that custodial entity. Please ensure you contact your custodial entity as soon as possible to give them sufficient time to meet your requested deadline.

To participate in the Exchange Offer, you must either:

•

complete, sign and date a letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, including guaranteeing the signatures to the letter of transmittal, if required, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with the certificates representing your Original Notes specified in the letter of transmittal, to the Exchange Agent at the address listed in the letter of transmittal, for receipt on or prior to the Expiration Date; or

•	comply with the Automated Tender Offer Program (“ATOP”) procedures for book-entry transfer described below on or prior to the Expiration Date.

The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for ATOP with respect to book-entry notes held through DTC. The letter of transmittal, or a facsimile thereof, with any required signature guarantees, or, in the case of book-entry transfer, an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at its address set forth below under the caption “Exchange Agent”. Original Notes will not be deemed to have been tendered until the letter of transmittal and signature guarantees, if any, or agent’s message, is received by the Exchange Agent. We have not provided guaranteed delivery procedures in conjunction with the Exchange Offer or under this prospectus.

The method of delivery of Original Notes, the letter of transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Exchange Agent on or prior to the Expiration Date. Do not send the letter of transmittal or any Original Notes to anyone other than the Exchange Agent.

If you are tendering your Original Notes in exchange for Exchange Notes and anticipate delivering your letter of transmittal and other documents other than through DTC, we urge you to contact promptly a bank, broker or other intermediary that has the capability to hold notes custodially through DTC to arrange for receipt of any Original Notes to be delivered pursuant to the Exchange Offer and to obtain the information necessary to provide the required DTC participant with account information in the letter of transmittal.

If you are a beneficial owner which holds Original Notes through Euroclear (as defined below) or Clearstream (as defined below) and wish to tender your Original Notes, you must instruct Euroclear or Clearstream, as the case may be, to block the account in respect of the tendered Original Notes in accordance with the procedures established by Euroclear or Clearstream. You are encouraged to contact Euroclear and Clearstream directly to ascertain their procedure for tendering Original Notes.

Book-Entry Delivery Procedures for Tendering Original Notes Held with DTC

If you wish to tender Original Notes held on your behalf by a nominee with DTC, you must:

•	inform your nominee of your interest in tendering your Original Notes pursuant to the Exchange Offer; and

•	instruct your nominee to tender all Original Notes you wish to be tendered in the Exchange Offer into the Exchange Agent’s account at DTC on or prior to the Expiration Date.

Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender Original Notes by effecting a book-entry transfer of Original Notes to be tendered in the Exchange Offer into the account of the Exchange Agent at DTC by electronically transmitting its acceptance of the Exchange Offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC (a “participant”), tendering Original Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of the Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described under “—Withdrawal of Tenders”, as the case may be, must be guaranteed by an eligible guarantor institution unless the Original Notes tendered pursuant to the letter of transmittal are tendered for the account of an eligible guarantor institution. An “eligible guarantor institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are used in Rule 17Ad-15):

•	a bank;

•	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings institution that is a participant in a Securities Transfer Association recognized program.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, that guarantee must be made by an eligible institution.

If the letter of transmittal is signed by the holders of Original Notes tendered thereby, the signatures must correspond with the names as written on the face of the Original Notes without any change whatsoever. If any of the Original Notes tendered thereby are held by two or more holders, each holder must sign the letter of transmittal. If any of the Original Notes tendered thereby are registered in different names on different Original Notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If Original Notes that are not tendered for exchange pursuant to the Exchange Offer are to be returned to a person other than the tendering holder, certificates for those Original Notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the holder of any Original Notes listed in the letter of transmittal, those Original Notes must be properly endorsed or accompanied by a properly completed bond power, signed by the holder exactly as the holder’s name appears on those Original Notes. If the letter of transmittal or any Original Notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal, or facsimile thereof, the tendering holders of Original Notes waive any right to receive any notice of the acceptance for exchange of their Original Notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payments and/or substitute certificates evidencing Original Notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If those instructions are not given, Original Notes not tendered or exchanged will be returned to the tendering holder.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered Original Notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered Original Notes determined by us not to be in proper form or not to be tendered properly or any tendered Original Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular Original Notes, whether or not waived in the case of other Original Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the terms and instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Original Notes, neither we, the Exchange Agent nor any other person will be under any duty to give that notification or shall incur any liability for failure to give that notification. Tenders of Original Notes will not be deemed to have been made until any defects or irregularities therein have been cured or waived.

Any holder whose Original Notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the Original Notes. Holders may contact the Exchange Agent for assistance with these matters.

In addition, we reserve the right, as set forth above under the caption “—Conditions to the Exchange Offer”, to terminate the Exchange Offer. By tendering, each holder represents and acknowledges to us, among other things, that:

•

it has full power and authority to tender, sell, assign and transfer the Original Notes it is tendering and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

•	the Exchange Notes acquired in connection with the Exchange Offer are being obtained in the ordinary course of business of the person receiving the Exchange Notes;

•

at the time of commencement of the Exchange Offer it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes;

•	it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of Crown Castle; and

•

if the holder is a broker-dealer, that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and that it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution”.

Withdrawal of Tenders

Tenders of Original Notes in the Exchange Offer may be validly withdrawn at any time prior to the Expiration Date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent prior to the Expiration Date at its address set forth below under the caption “Exchange Agent”. The withdrawal notice must:

(1)	specify the name of the tendering holder of Original Notes;

(2)	bear a description, including the series, of the Original Notes to be withdrawn;

(3)	specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the certificate numbers shown on the particular certificates evidencing those Original Notes;

(4)	specify the aggregate principal amount represented by those Original Notes;

(5)	specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Original Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Original Notes; and

(6)	be signed by the holder of those Original Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those Original Notes.

The signature on any notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Original Notes have been tendered for the account of an eligible guarantor institution.

Withdrawal of tenders of Original Notes may not be rescinded, and any Original Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Exchange Offer. Validly withdrawn Original Notes may, however, be re-tendered by again following one of the procedures described in “—Procedures for Tendering” on or prior to the Expiration Date.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as “Exchange Agent” in connection with the Exchange Offer. Questions and requests for assistance, as well as requests for additional copies of this prospectus or of the letter of transmittal, should be directed to the Exchange Agent at its offices at The Bank of New York Mellon Trust Company, N.A., as Exchange Agent, c/o The Bank of New York Mellon Corporation, Corporate Trust Operations—Reorganization Unit, 111 Sanders Creek Parkway, East Syracuse, NY 13057. The Exchange Agent’s telephone number is (315) 414-3360 and facsimile number is (732) 667-9408.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and certain accountant and legal fees.

Holders who tender their Original Notes for exchange will not be obligated to pay transfer taxes. If, however:

•	Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes tendered;

•	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•

a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the Exchange Offer; then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the Exchange Offer. The expenses of the Exchange Offer that we pay will increase our deferred financing costs in accordance with GAAP.

Consequences of Failures to Properly Tender Original Notes in the Exchange Offer

Issuance of the Exchange Notes in exchange for the Original Notes under the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC) and the certificate(s) representing such Original Notes (or confirmation of book-entry transfer), and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Original Notes for exchange. Original Notes that are not tendered or that are tendered but not accepted by us will, following completion of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the Exchange Offer, certain registration rights under the Registration Rights Agreement will terminate.

In the event the Exchange Offer is completed, we generally will not be required to register the remaining Original Notes, subject to limited exceptions. Remaining Original Notes will continue to be subject to the following restrictions on transfer:

•

the remaining Original Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law; and

•	the remaining Original Notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in connection with the Exchange Offer, any trading market for remaining Original Notes could be adversely affected. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid”.

BOOK-ENTRY, DELIVERY AND FORM

The Global Notes

Initially, the Exchange Notes will be represented by one or more registered notes in global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited on the issue date with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain with the trustee as custodian for DTC.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below.

All interests in the Global Notes, including those held through Euroclear Bank S.A., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”), may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DTC was created to hold securities for its participants (collectively, the “Participants”) and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

We expect that pursuant to procedures established by DTC (1) upon deposit of each Global Note, DTC will credit the accounts of Participants with an interest in the Global Note and (2) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the respective trustees thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Notes.

Payments with respect to the principal of, and premium, if any, and interest on, any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparts in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in the Global Notes by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1)	DTC notifies us that it (a) is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes, subject to the rules of DTC, which require the consent of each participant; or

(3)	there shall have occurred and be continuing a default or event of default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Neither we nor the trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Exchange Notes to be issued).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of the Exchange Offer to holders of Original Notes, but is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that holds such Original Notes as a capital asset within the meaning of Section 1221 of the Code.

An exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their Original Notes for Exchange Notes in connection with the Exchange Offer and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange.

The foregoing discussion of certain U.S. federal income tax considerations does not consider the facts and circumstances of any particular holder’s situation or status. Accordingly, each holder of Original Notes considering this Exchange Offer should consult its own tax advisor regarding the tax consequences of the Exchange Offer to it, including those under state, foreign and other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement on Form S-4, to which this prospectus forms a part, became effective and (ii) the date on which each broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal for a period ending on the earlier of (i) 180 days from the date on which the registration statement on Form S-4, to which this prospectus forms a part, became effective and (ii) the date on which each broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2011, and for the year ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2011, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 and the audited historical Statement of Revenue and Certain Expenses of T3 Sites included in Exhibit 99.1 of the Crown Castle International Corp. Current Report on Form 8-K/A dated December 21, 2012 have been so incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements and schedule as of December 31, 2010, and for each of the years in the two-year period ended December 31, 2010, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Crown Castle International Corp.

Offer to Exchange

Up to $1,650,000,000 Principal Amount of

5.25% Senior Notes due 2023

for

a Like Principal Amount of

5.25% Senior Notes due 2023

which have been registered under the Securities Act of 1933

PROSPECTUS

January 30, 2013